Avaya Holdings Corp.
4655 Great America Parkway
Santa Clara, California 95054

August 28, 2020

VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Avaya Holdings Corp. Request to Withdraw Registration Statement on Form S-3 (File No. 333-243748) Filed on August 10, 2020

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Avaya Holdings Corp. (the “Registrant”) hereby respectfully requests withdrawal of its Registration Statement on Form S-3, filed with the Securities and Exchange Commission (the “Commission”) on August 10, 2020 (the “Registration Statement”), together with all exhibits thereto, with such withdrawal to be effective as of the date hereof or as soon as practicable hereafter. The Registrant is requesting withdrawal of the Registration Statement because the filing was incorrectly coded on EDGAR as a Form S-3 as opposed to an automatically effective Form S-3ASR. The Company intends to promptly re-file the Registrant Statement, properly coded on EDGAR as a registration statement on Form S-3ASR.

The Registration Statement has not been declared effective by the Commission and no securities have been sold under the Registration Statement. Based on the foregoing, the Company submits that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a).

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, in accordance with Rule 457(p) under the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

     If you have any questions with respect to this request, please call Brett D. Nadritch of Milbank LLP, counsel to the Registrant at (212) 530-5301.

Sincerely,

Avaya Holdings Corp.

By:	/s/ Shefali A Shah

Name:	Shefali A Shah
Title:	Executive Vice President, Chief Administrative Officer, and General Counsel

cc:	Brett D. Nadritch
Milbank LLP